FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated September 27, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

SUMMARY OF THE MINUTES OF THE 8th/2010 ORDINARY MEETING OF THE BOARD OF DIRECTORS

(Drafted in summarized form pursuant to Article 130, Paragraph 1 of Law 6,404/76)

DATE, PLACE AND TIME: September 23, 2010 at 8:30 a.m. at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: all board members. CHAIR: Nildemar Secches, Co-Chairman, Luiz Fernando Furlan, Co-Chairman and Edina Biava, Secretary. 1.  Overseas Offices: Approval was given to the reopening of the overseas office in Spain at an address in the city of Madrid, to be decided. (the Crossban Holdings subsidiary).  The transfer of the office in Quimper, France with address at 1 Avenue du Braden, 29000, Quimper, France to Orly in the same country was also authorized. 2.  Spinning  off the FOMENTAR Finance Agreement from the Rio Verde Agro-Industrial complex to Itumbiara – Approved the spinning off of the FOMENTAR ICMS tax break Financial Agreement in Goiás from the Rio Verde agro-industrial complex to Itumbiara. 3. Changes in the Board of Executive Officers – Pursuant to the Company’s Bylaws, the Board decided to approve the severance of the Director-General of the   Batavo/Elegê business unit, Wlademir Paravisi, requesting a vote of thanks to be extended to the officer for the excellent services rendered to the Company. The following new executive officers were elected with a term of office to coincide with the expiry of that of the other statutory officers in May 2011: Wilson Newton de Mello Neto – Brazilian, married, lawyer, registered in the tax register (CPF) under number 145.540.608-29, bearer of ID number 18.943.369-SSP/SP, resident and domiciled in Barueri, SP to assume the Corporate Affairs Area; Luiz Henrique Lissoni – Brazilian, married, economist, registered in the tax register (CPF)  under number  005.978.148-30, bearer of ID number 9016642-SSP/SP, resident and domiciled at Granja Vianna, SP, as Supply Chain Executive Officer; Fabio Medeiros Martins da Silva – Brazilian, married, engineer, registered in the tax register (CPF) under number 150.892.378-75, bearer of ID number 16271624 – SSP/SP, resident and domiciled in São Paulo, responsible for the Dairy Products Operations Area. BRF’s Board of Executive Officers shall thus be constituted as follows: José Antonio do Prado Fay, Chief Executive Officer; Antonio Augusto de Toni, Export Market Executive Officer; Gilberto Antônio Orsato, Human Resources Executive Officer; Leopoldo Viriato Saboya, Chief Financial, Administrative and Investor Relations Officer; Nelson Vaz Hacklauer, Strategy and M&A Executive Officer; Nilvo Mittank, Operations and Technology Executive Officer; Fabio Medeiros Martins da Silva, Dairy Products Operations Executive Officer; Wilson Newton de Mello Neto, Corporate Affairs Executive Officer; Luis Henrique Lissoni, Supply Chain Executive Officer. The posts of executive officer for the Food Service area and executive officer for the Domestic Market shall be taken up by the appointees in the event and under the terms of the final approval of the Concentration Act currently being examined by the Administrative Council for Economic Defense – CADE, as well as following the approval of the Company’s Board of Directors.  4. Other internal company matters. These minutes having been drafted, read and approved, were signed by the members of the Board of Directors present. Members of the Board of Directors: Nildemar Secches, Co-Chairman, Luiz Fernando Furlan, Co-Chairman, Francisco

Ferreira Alexandre, Carlos Alberto Cardoso Moreira, Décio da Silva, João Vinicius Prianti, Luís Carlos Fernandes Afonso, Roberto Faldini, Manoel Cordeiro Silva Filho, Rami Naum Goldfajn, Walter Fontana Filho. São Paulo-SP, September 23 2010 (I hereby certifiy that this is a true company of the original minutes drafted to the Minutes Register for Ordinary and Extraordinary Meetings of the Board of Directors of the Company).

EDINA BIAVA

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   September 27, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director